

February 23, 2010

Room 4631

Ronald A. Ballschmiede
Chief Financial Officer
Chicago Bridge & Iron Company N.V.
2103 Research Forest Drive
The Woodlands, TX 77380

> **Re: Chicago Bridge & Iron Company N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Definitive Proxy filed March 25, 2009**
> **File No. 001-12815**

Dear Mr. Ballschmiede:

We have reviewed your response dated February 9, 2010 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement

Annual Incentive Compensation, page 20

1. Refer to your response to comment 7 in our letter dated January 28, 2009. Please understand that you must disclose all previously established goals unless you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Although you have released the backlog, free cash flow, ethics, and safety performance objectives in your response to comment 7, you still have not justified omission of these objectives from your 2009 Item 402 disclosure. Please provide us with a detailed explanation supporting your conclusion with respect to your 2009 disclosure. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

2. We reissue comment 8 in our letter dated January 28, 2010. Provide a materially complete description of the correlation between performance under your performance-based annual incentive program and the payouts actually made to each of your named executive officers in 2008. Please understand that discussion of the various items of corporate and individual performance that the Organization & Compensation Committee considered must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2008. In response to comment 7, you reference a target performance matrix yet you have not provided any discussion of how you apply the matrix in deriving the payouts awarded for this component of compensation nor have you provided any substantive analysis or insight into why the Committee determined that the level of compensation was appropriate in light of the factors considered.

Long-Term Incentives, page 6

3. Refer to comment 9 in our letter dated January 28, 2010. Please clarify whether you intend to disclose the earnings per share objectives at the end of the three-year performance period to which payouts correlate. If you do not intend to disclose the earnings per share targets at the culmination of the relevant performance cycle, please provide enhanced justification under Instruction 4 of Item 402(b) of Regulation S-K that centers your argument on how competitive harm could ensue through disclosure of historical corporate-level earnings per share data. When analyzing the payouts associated with performance shares, we continue to expect a meaningful discussion of how you derived specific payouts based on performance or non-performance of the earnings per share objective.

You may direct questions to Sherry Haywood, Attorney, at (202) 551-3345 or Jay Ingram, Legal Branch Chief, at (202)551-3765.

Sincerely,

Terence O'Brien
Accounting Branch Chief